Form of Assignment of Selling Agreement



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Re:      National Selling Agreement

Dear Sir or Madam:

Sage Distributors, Inc. ("SDI") and you are parties to a National Selling Agreement (the "Agreement") with respect to the variable annuity and variable life insurance products ("Sage Variable Products") of Sage Life Assurance of America, Inc. ("Sage Life"). SDI was the principal underwriter for the Sage Variable Products. As you may know, effective October 1, 2003, Sage Life was acquired by Swiss Re Life & Health America Inc. ("Swiss Re"). Swiss Re did not acquire SDI. In order to obtain the services of an underwriter for the Sage Variable Products, Sage Life sponsored the formation of a new subsidiary broker-dealer, SL Distributors, Inc. ("SL Distributors"). SL Distributors' membership with the NASD was recently approved, and Sage Distributors assigned all its outstanding rights and obligations under all existing agreements to SL Distributors, and SL Distributors assumed the various obligations and rights of SDI, including those under the Agreement.

Therefore, please replace Sage Distributors with SL Distributors on your records relating to the Agreement. SL Distributors' address for notice purposes under the Agreement and otherwise is:

                              SL Distributors, Inc.
                               c/o Conning Asset Management Company
                               185 Asylum Street, CityPlace II
                               Hartford, CT 06103

                               Attn:  Mr. William M. Bourque, President

We would appreciate it if you would acknowledge receipt of this letter by signing the copy enclosed and returning it to us in the enclosed self-addressed stamped envelope.

If you have any questions,  please contact ____________ at _________ or email at
___________________.

Sincerely,